SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34609; File No. 812-15314

Voya Senior Income Fund, et al.

June 3, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 6(c) and 23(c)(3) of the Investment Company

Act of 1940 (the "Act") for an exemption from rule 23c-3 under the Act.

Summary of Application: Applicants request an order under sections 6(c) and 23(c)(3) of the Act

for an exemption from certain provisions of rule 23c-3 to permit certain registered closed-end

investment companies to make repurchase offers on a monthly basis.

Applicants: Voya Senior Income Fund (the "Fund"), Voya Investments, LLC ("Voya

Investments"), Voya Investment Management Co. LLC ("Voya IM" and together with Voya

Investments, the "Adviser"), and Voya Investments Distributor, LLC (the "Distributor).

Filing Dates: The application was filed on March 31, 2022, and amended on May 25, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing on any application by e-

mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a

copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or

personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests

should be received by the Commission by 5:30 p.m. on June 28, 2022, and should be accompanied by

proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant

to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing

upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESS: The Commission: Secretarys-Office@sec.gov. Applicants: Huey P. Falgout, Jr., Voya Investments, LLC, 7337 E. Doubletree Ranch Road, Suite 100, Scottsdale, AZ 85258, Elizabeth J. Reza Esq., Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts, 02199.

FOR FURTHER INFORMATION CONTACT: Asaf Barouk, Attorney-Adviser, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated May 25, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary